As filed with the Securities and Exchange Commission on November 24, 2009

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

Cash Account Trust
Cash Management Portfolio
Cash Reserve Fund, Inc.
DWS Advisor Funds
DWS Balanced Fund
DWS Blue Chip Fund
DWS Communications Fund, Inc.
DWS Equity Trust
DWS Equity 500 Index Portfolio
DWS Global/International Fund, Inc.
DWS High Income Series
DWS Income Trust
DWS Institutional Funds
DWS International Fund, Inc.
DWS Investment Trust
DWS Investments VIT Funds
DWS Money Funds
DWS Money Market Trust

DWS Municipal Trust
DWS Mutual Funds, Inc.
DWS Portfolio Trust
DWS Securities Trust
DWS State Tax-Free Income Series
DWS State Tax Free Trust
DWS Strategic Income Fund
DWS Target Date Series
DWS Target Fund
DWS Tax Free Trust
DWS Technology Fund
DWS U.S. Government Securities Fund
DWS Value Equity Trust
DWS Value Series, Inc.
DWS Variable Series I
DWS Variable Series II
Investors Cash Trust
Tax-Exempt California Money Market Fund

and Deutsche Investment Management Americas Inc. [1]

File No.  812-13512

AMENDMENT NO. 3 TO THE APPLICATION FOR
AN ORDER OF EXEMPTION PURSUANT
TO SECTION 6(c) OF THE INVESTMENT COMPANY
ACT OF 1940 (THE “1940 ACT”) FROM: (1) CERTAIN
PROVISIONS OF SECTION 15(a) OF THE 1940 ACT
AND RULE 18f-2 THEREUNDER, AND (2) CERTAIN
DISCLOSURE REQUIREMENTS UNDER
VARIOUS RULES AND FORMS.

November 24, 2009

____________
1 On March 25, 2008, the DWS U.S. Government Securities Fund changed its name to DWS Strategic Government Securities Fund.

Sequentially Numbered Pages

Please direct all written and oral communications regarding this application to:

Scott D. Hogan
Deutsche Investment Management Americas Inc.
One Beacon Street, 14th Floor
Boston, Massachusetts 02108
Phone:  (617) 295-3986
Fax:  (617) 295-4326
With copies to: Caroline Pearson Deutsche Investment Management Americas Inc. One Beacon Street, 14th Floor Boston, Massachusetts 02108 Phone: (617) 295-2565 Fax: (617) 830-4448 David A. Sturms, Esq.

Vedder Price P.C.
222 N. LaSalle Street
Chicago, Illinois 60601
Phone:  (312) 609-7589
Fax:  (312) 609-5005

John Gerstmayr, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Phone:  (617) 951-7393
Fax:  (617) 235-0040

I.	INTRODUCTION
Cash Account Trust, Cash Management Portfolio, Cash Reserve Fund, Inc., DWS Advisor Funds, DWS Balanced Fund, DWS Blue Chip Fund, DWS Communications Fund, Inc., DWS Equity Trust, DWS Equity 500 Index Portfolio, DWS Global/International Fund, Inc., DWS High Income Series, DWS Income Trust, DWS Institutional Funds, DWS International Fund, Inc., DWS Investment Trust, DWS Investments VIT Funds, DWS Money Funds, DWS Money Market Trust, DWS Municipal Trust, DWS Mutual Funds, Inc., DWS Portfolio Trust, DWS Securities Trust, DWS State Tax-Free Income Series, DWS State Tax Free Trust, DWS Strategic Income Fund, DWS Target Date Series, DWS Target Fund, DWS Tax Free Trust, DWS

Sequentially Numbered Pages

Technology Fund, DWS U.S. Government Securities Fund2, DWS Value Equity Trust, DWS Value Series, Inc., DWS Variable Series I, DWS Variable Series II, Investors Cash Trust and Tax-Exempt California Money Market Fund (each a “DWS Investment Company” and collectively, the “DWS Investment Companies”) 3, each a registered open-end investment company that may offer one or more series of shares (each a “Series” and collectively, the “Series”)4 and Deutsche Investment Management Americas Inc. (the “Advisor” and together with the Series, the “Applicants”)5, the investment adviser to each Series, hereby file this amended application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).
Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisor, subject to the approval of the board of trustees/directors of the applicable DWS Investment Company (each a “Board”), including a majority of those who are not “interested persons” of the Series or the Advisor as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), to do the following without obtaining shareholder approval:
(i)	hire sub-advisers who are not an affiliated person of the Advisor or the Series within the meaning of Section 2(a)(3) of the 1940 Act, except to the
____________
2 On March 25, 2008, the DWS U.S. Government Securities Fund changed its name to DWS Strategic Government Securities Fund.

3 Cash Management Portfolio and DWS Equity 500 Index Portfolio are master funds (each a “Master Fund”) in a master-feeder structure pursuant to Section 12(d)(1)(E) of the 1940 Act.  Certain Series (as defined below) may invest substantially all their assets into one of the Master Funds.

4 The term “Series” as used herein also includes the DWS Investment Companies listed above that do not offer multiple series.

5 The term “Advisor” includes (i) the Advisor, and (ii) any entity controlling, controlled by or under common control with, the Advisor or its successors.

Sequentially Numbered Pages

extent that the affiliation arises because the sub-adviser serves as a sub-adviser to a particular Series (each a “Non-Affiliated Sub-Advisor” and collectively, the “Non-Affiliated Sub-Advisors”) to manage all or a portion of the assets of the Series pursuant to an investment sub-advisory agreement with the Non-Affiliated Sub-Advisor (each a “Non-Affiliated Sub-Advisory Agreement” and collectively, the “Non-Affiliated Sub-Advisory Agreements”);

(ii)
hire certain affiliated sub-advisers who are indirect or direct wholly-owned subsidiaries of (a) the Advisor; or (b) the same company that, indirectly or directly, wholly-owns the Advisor (each an “Affiliated Sub-Advisor” and collectively, the “Affiliated Sub-Advisors” and together with Non-Affiliated Sub-Advisors, each a “Sub-Advisor” and collectively, the “Sub-Advisors”) to manage all or a portion of the assets of the Series pursuant to an investment sub-advisory agreement with the Affiliated Sub-Advisor (each an “Affiliated Sub-Advisory Agreement” and collectively, the “Affiliated Sub-Advisory Agreements” and together with Non-Affiliated Sub-Advisory Agreements, the “Sub-Advisory Agreements”); [6] and

(iii)	materially amend Sub-Advisory Agreements.
Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following
____________
6 Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary of a person” as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.  The Applicants request that the relief sought herein apply to existing, as well as future, Sub-Advisors.

Sequentially Numbered Pages

rules and forms: (i) Item 14(a)(3) of Form N-1A; 7  (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); (iii) Item 48 of Form N-SAR; and (iv) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.
Applicants are seeking this exemption primarily to enable each Series to obtain the services of  Sub-Advisors believed by the Applicants to be the most suitable to manage all or a portion of the assets of the Series without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements.  Under this structure, the Advisor, in its capacity as investment adviser, evaluates, allocates assets to and oversees the Sub-Advisors, and makes recommendations about their hiring and replacement to the Board of the relevant Series.  This structure is commonly referred to as a “multi-manager” structure.
If the relief sought is granted, the Advisor, with the approval of the relevant Board, including a majority of the members of the Board who are Independent Board Members, would, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Advisor or an Affiliated Sub-Advisor; (ii) terminate a Non-Affiliated Sub-Advisor and hire one or more Sub-Advisors; (iii) terminate an Affiliated Sub-Advisor and hire one or more Sub-Advisors; and (iv) materially amend Sub-Advisory Agreements (all such transactions are referred to herein as “Eligible Sub-Advisor Changes”).
The Applicants have filed an application with the Commission seeking substantially similar relief solely with respect to Non-Affiliated Sub-Advisors (the
____________
7 Form N-1A was recently amended by the Commission, effective March 31, 2009, and Item 14(a)(3) should be read to refer to Item 19(a)(3) for each Series when that Series begins using the revised form.

Sequentially Numbered Pages

“Interim Application”).8  Any order granted by the Commission with respect to this Application will supersede any order granted by the Commission with respect to the Interim Application.
Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that is advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor, and complies with the terms and conditions set forth herein (all future Series and any other existing or future registered open-end management investment company or series thereof that meet the qualifications set forth above are included in the term “Series”).  Any Series that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.
For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protections of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that the Series would be negatively impacted without the requested relief because of delays in hiring or replacing Sub-Advisors and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.
II.	THE DWS FUNDS
Each DWS Investment Company is organized as either a Massachusetts business trust, a New York trust, or a Maryland corporation and is registered with the Commission
____________
8 The Interim Application (file no. 812-13678) was filed on behalf of the Applicants on July 30, 2009.

Sequentially Numbered Pages

as an open-end management investment company under the 1940 Act. 9  Each Board consists of thirteen (13) members (“Board Members”), of which twelve (12), including the Chairperson, are Independent Board Members.  The Advisor serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to the Series.  The Series are not required to hold annual shareholder meetings.
Each DWS Investment Company may offer shares of one or more Series with its own distinct investment objectives, policies and restrictions.  Currently, the DWS Investment Companies consist of 115 Series.  Many of the Series offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses.  As a result, certain Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load.  In addition, a Series or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.  Shares of each Series are offered pursuant to a registration statement filed on Form N-1A.

III.	THE ADVISOR
The Advisor, with headquarters at 345 Park Avenue, New York, New York 10154, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).  The Advisor is an indirect, wholly-owned subsidiary of Deutsche Bank AG (“Deutsche Bank”).  Deutsche Bank is a major global financial institution that is engaged in a wide range of financial services, including investment management, mutual funds, retail, private and commercial banking, investment banking and insurance.  Deutsche Bank maintains a global investment management presence in the world’s major investment centers through, direct and
____________
9 Each Master Fund is organized as a New York trust while the remainder of the DWS Investment Companies are organized as either a Massachusetts business trust or a Maryland corporation.

Sequentially Numbered Pages

indirect, wholly-owned subsidiaries, including the Advisor in New York.  Each Deutsche Bank asset management operation has its own personnel and resources, including portfolio managers and analysts, and offers specialized asset management services to Deutsche Bank clients, including in some instances, the Series.  The Advisor serves as the investment adviser to each Series pursuant to an investment advisory agreement with the applicable DWS Investment Company (each an “Investment Management Agreement” and together the “Investment Management Agreements”).
The Investment Management Agreement for each Series was approved by the Board, including a majority of the Independent Board Members, and by the shareholders of each Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.  Pursuant to the terms of the Investment Management Agreement, the Advisor, subject to the supervision of the Board, provides continuous investment management of the assets of each Series.  As the investment adviser to each Series, the Advisor determines the securities and other instruments to be purchased, sold or entered into by each Series and places orders with brokers or dealers selected by the Advisor.  The Advisor also determines what portion of each Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents.  The Advisor periodically reviews a Series’ investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.
Consistent with the terms of the Investment Management Agreement, the Advisor may, subject to the approval of the Board, including a majority of the Independent Board Members, and the applicable shareholders of the Series (if required), delegate portfolio

Sequentially Numbered Pages

management responsibilities of all or a portion of the assets of a Series to one or more Sub-Advisors.  If the Advisor determines to delegate portfolio management responsibilities to one or more Sub-Advisors, the Advisor evaluates, selects and recommends Sub-Advisors to manage the assets (or portion thereof) of a Series, oversees, monitors and reviews the Sub-Advisors and their performance and their compliance with the Series’ investment policies and restrictions.  The name of any Series will not contain the name of the Sub-Advisor.  The name of a Series, however, may include “DWS,” a global trademark of Deutsche Bank, or other name identifying the Advisor even if such name is the same name used by or associated with a Sub-Advisor.  To the extent that the name of a Series includes a name identifying a Sub-Advisor that is not used by or associated with the Advisor, the name of the Series would be changed to remove the name identifying the Sub-Advisor prior to that Series relying on the requested order.
For its services to each Series under the Investment Management Agreement, the Advisor receives an investment management fee from that Series based on either the average net assets of a Series or a Series’ investment performance over a particular period compared to a benchmark.10  A Sub-Advisor will receive a fee from the Advisor based on the percentage of assets overseen by the Sub-Advisor or based on a percentage of the fee received by the Advisor from the Series under the Investment Management Agreement.  The fee paid to a Sub-Advisor is the result of negotiations between the Advisor and the Sub-Advisor and is approved by the Board, including a majority of the Independent Board Members.
____________
10 In most instances the Advisor may also receive an administrative services fee pursuant to a separate Administrative Services Agreement with certain Series.

Sequentially Numbered Pages

IV.       THE SUB-ADVISORS
Pursuant to the authority under the Investment Management Agreement, the Advisor has entered into Non-Affiliated Sub-Advisory Agreements with Aberdeen Asset Management Inc., (“AAMI”), Dreman Value Management, L.L.C. (“DVM”), Northern Trust Investments, N.A. (“NTI”), and Turner Investment Partners, Inc. (“Turner”) to provide investment management services to various Series. The Advisor has also entered into Affiliated Sub-Advisory Agreements with the following Affiliated Sub-Advisors to provide investment management services to various Series: Deutsche Asset Management International GmbH (“DeAMi”), and RREEF America LLC (“RREEF”).11 The Advisor may also, in the future, enter into Sub-Advisory Agreements on behalf of these or other Series.
DeAMi and RREEF are each indirect, wholly-owned subsidiaries of Deutsche Bank that provide specialized asset management services.  Deutsche Bank has overall responsibility for the affairs of each of DeAMi, RREEF and the Advisor, and generally must approve certain actions by each that would materially affect the operations of Deutsche Bank as a group.  DeAMi and RREEF have their own employees that provide investment services to the Series.
The Sub-Advisors are, or future Sub-Advisors will be, an “investment adviser” to the Series within the meaning of section 2(a)(20) of the 1940 Act and provide, or will
____________
11 RREEF has delegated certain portfolio management responsibilities with respect to the DWS RREEF Global Real Estate Securities Fund, a Series of DWS Advisor Funds, DWS RREEF Global Infrastructure Fund, a Series of DWS Global/International Fund, Inc., and DWS Alternative Asset Allocation Plus VIP, a Series of DWS Variable Series II, to the following sub-subadvisors:  RREEF Global Advisors Limited (“RREEF Global”), Deutsche Asset Management (Hong Kong) Limited (“DeAMHK”) and Deutsche Investments Australia Limited (“DIAL”).  RREEF Global, DeAMHK and DIAL are each indirect, wholly-owned subsidiaries of Deutsche Bank.  Each entity provides specialized asset management services to the Series with respect to investments in select foreign markets.  The requested relief set forth in this Application will not extend to sub-subadvisors.

Sequentially Numbered Pages

provide, investment management services to the Series subject to, without limitation, the requirements of sections 15(c) and 36(b) of the 1940 Act.  In addition, the Sub-Advisors are, or future Sub-Advisors will be, registered with the Commission as an investment adviser under the Advisers Act.  The Advisor selects Sub-Advisors based on the Advisor’s evaluation of the Sub-Advisors’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board. In the future, the Advisor may employ multiple Sub-Advisors for one or more of the Series.  In those instances, the Advisor would allocate and, as appropriate, reallocate a Series’ assets among the Sub-Advisors and the Sub-Advisors would have management oversight of that portion of the Series allocated to each of them.
The Advisor will engage in an on-going analysis of the continued advisability of retaining a Sub-Advisor and make recommendations to the Board as needed.  The Advisor will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisors, including the fees paid to the Sub-Advisors, and make recommendations to the Board as needed.
The Sub-Advisors, subject to the supervision of the Advisor and oversight of the Board, determine the securities and other instruments to be purchased, sold or entered into by a Series’ portfolio or a portion thereof, and place orders with brokers or dealers that they select.  The Sub-Advisors will keep certain records required by the 1940 Act and the Advisors Act to be maintained on behalf of the relevant Series, and will assist the Advisor to maintain the Series’ compliance with the relevant requirements of the 1940 Act.  The Sub-Advisors monitor the respective Series’ investments and provide periodic reports to the Board and the Advisor.  The Sub-Advisors also make their officers and

Sequentially Numbered Pages

employees available to the Advisor and the Board to review the investment performance and investment policies of the Series.
The Sub-Advisory Agreements were approved by the Board, including a majority of the Independent Board Members, and the shareholders of the Series in accordance with Section 15(a) under the 1940 Act and Rule 18f-2 thereunder.  Each Sub-Advisory Agreement precisely describes the compensation that the Sub-Advisor will receive for providing services to the relevant Series, and provides that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Advisor, the Board or by the shareholders of a Series on sixty days written notice to the Sub-Advisor, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act.  To the extent required by law, the Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants exemptive relief to the Applicants. The Sub-Advisory Agreements set forth the duties of the Sub-Advisors and precisely describe the compensation paid by the Advisor to the Sub-Advisors.
The terms of the Sub-Advisory Agreements are also reviewed and renewed on an annual basis by the Board, including a majority of the Independent Board Members in accordance with Section 15(c) under the 1940 Act.  Each year, the Board dedicates substantial time to review contract matters, including matters relating to Investment Management Agreements and Sub-Advisory Agreements.  Over the course of several

Sequentially Numbered Pages

months, the contract committee of the Board, in coordination with other committees of the Board, reviews comprehensive materials received from the Advisor, independent third parties and independent counsel.  The contract committee of the Board consists entirely of Independent Board Members.  The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.
Currently, the Board reviews information provided by the Advisor and Sub-Advisors when it is asked to approve or renew Sub-Advisory Agreements.  A Series discloses in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Series’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A.  The information provided to the Board is maintained as part of the records of the respective Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 of the 1940 Act.
Pursuant to the Sub-Advisory Agreements, the Advisor agrees to pay the Sub-Advisors a fee based on the percentage of the assets overseen by the Sub-Advisors or based on a percentage of the fee received by the Advisor from the Series under the Investment Management Agreement.  The Sub-Advisors’ fees are paid directly by the Advisor at specific rates negotiated between the Advisor and the Sub-Advisors.  No Series is responsible for paying the Sub-Advisors.

V.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or

Sequentially Numbered Pages

transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that the requested relief described in this Application meets this standard.

VI.	LEGAL ANALYSIS AND DISCUSSION
a.	Shareholder Vote
i.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.”  Further, Rule 18f-2 under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”12
Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person, who, pursuant to an agreement with such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company.  Consequently, the Sub-Advisors are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory
____________
12  Rule 18f-2(a) under the 1940 Act.

Sequentially Numbered Pages

Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreement.
Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Series to approve Sub-Advisory Agreements whenever new Sub-Advisors are proposed to be hired by the Advisor to manage the assets of a Series.  These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.
The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days notice.13  In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisors.14
Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company.  The Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate Affiliated Sub-Advisors.  Each Affiliated Sub-Advisor is expected to run its own day-to-day operations and each will have its own investment personnel.  Therefore, in certain instances appointing certain Affiliated Sub-Advisors could be viewed as a
____________
13 See Section 15(a)(3) of the 1940 Act.
14 See Section 15(a)(4) of the 1940 Act.  Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

Sequentially Numbered Pages

change in management and, as a result, an “assignment” within the meaning of the 1940 Act.15
ii.	Requested Relief
Applicants seek relief to engage in Eligible Sub-Advisor Changes, subject to the approval of the Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The Applicants believe that the relief sought should be granted by the Commission because (1) the Advisor either operates or may operate the Series in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.
1.	Operations of the DWS Funds
Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.16  Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the
____________
15 Applicants also do not believe that the guidance offered by the Commission in no-action letters would apply to every instance of appointing an Affiliated Sub-Advisor.  Specifically, the Advisor will generally not have the same level of ownership in an Affiliated Sub-Advisor as suggested in the guidance issued by the staff of the Commission.  See Wells Fargo Bank N.A. (avail. March 31, 1998).  See also American Express Financial Corporation (avail. November 17, 1998).
16  See Section 1(b)(6) of the 1940 Act.

Sequentially Numbered Pages

investment, the new investment adviser should be approved by shareholders.17  The relief sought in this Application is consistent with this public policy.
In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions.  The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers.  Alternatively for multi-manager funds, the investment adviser is not responsible for the day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.
Primary responsibility for management of a Series’ assets, including the selection and supervision of the Sub-Advisors, is vested in the Advisor, subject to the oversight of the Board.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisors in the Advisor in light of the management structure of the Series, as well as the shareholders’ expectation that the Advisor is in possession of information necessary to select the most capable Sub-Advisors.  The Advisor has the requisite expertise to evaluate, select and supervise the Sub-Advisors.
From the perspective of the shareholder, the role of the Sub-Advisors is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company.  The individual portfolio managers and the Sub-Advisors are each charged with the selection of portfolio
____________
17  Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

Sequentially Numbered Pages

investments in accordance with a Series’ investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Series.  Shareholders expect the Advisor to select the Sub-Advisors who are in the best position to achieve the Series’ investment objective.  Shareholders also rely on the Advisor for the overall management of a Series and the Series’ total investment performance.
2.	Lack of Economic Incentives
With respect to the relief sought herein, the Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions of this Application in making Eligible Sub-Advisor Changes that involve hiring or amending the Sub-Advisory Agreement of an Affiliated Sub-Advisor (“Eligible Affiliated Sub-Advisor Changes”) so as to raise possible concerns under the 1940 Act.  To the extent that the Advisor engages in any Eligible Affiliated Sub-Advisor Changes, the Affiliated Sub-Advisor and the Advisor would each be wholly-owned (directly or indirectly) and controlled by Deutsche Bank.  As a result, the ultimate control of, and responsibility for, an Affiliated Sub-Advisor will remain unchanged with respect to Eligible Affiliated Sub-Advisor Changes.
Additionally, the Applicants believe that no economic incentive exists for the Advisor to engage in any Eligible Affiliated Sub-Advisor Changes.  As noted above, no Series will be responsible for compensating an Affiliated Sub-Advisor.  The Advisor will receive a management fee pursuant to the Investment Management Agreement, which has been approved by the Board, including a majority of the Independent Board Members, and the shareholders of the relevant Series.  The Advisor is responsible, pursuant to the Investment Management Agreement, for paying the Affiliated Sub-Advisor from the

Sequentially Numbered Pages

management fee it is paid by the Series.  Following any Eligible Affiliated Sub-Advisor Changes, the Advisor would continue to be responsible for paying the Affiliated Sub-Advisor from the management fee it is paid by the Series.
Even if the Advisor had an economic incentive, it would not be able to act to the detriment of the shareholders of the Series because of the conditions set forth in this Application.  In particular, the Board would be required pursuant to the terms of this Application to make a separate finding, reflecting in the applicable Board minutes, that any such Eligible Affiliated Sub-Advisor Changes are in the best interests of the Series and its shareholders.  To the extent that the Advisor proposes to terminate a Non-Affiliated Sub-Advisor and hire an Affiliated Sub-Advisor the management fee paid to the Advisor by the Series would remain subject to the annual review by the Board, including a majority of the Independent Board Members, under Section 15(c) of the 1940 Act and that portion of the fee reallocated to the Affiliated Sub-Advisor would be used to compensate the additional resources required by such Affiliated Sub-Advisor to provide portfolio management services to the Series.
3.	Benefits to Shareholders
When new Sub-Advisors are retained by the Advisor on behalf of a Series today, the shareholders of the Series are required to approve the Sub-Advisory Agreements.  Similarly, if existing Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Series is required.  Moreover, if Sub-Advisory Agreements were “assigned” as a result of a change in control of the Sub-Advisors, the shareholders of the affected Series would be required to approve retaining the existing Sub-Advisor.  In all these instances the need for shareholder approval

Sequentially Numbered Pages

requires the Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Series, and generally necessitates the retention of a proxy solicitor.  This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Advisor or one whose management team has parted ways with the Sub-Advisor, potentially harmful to the Series and its shareholders.
As noted above, shareholders investing in a Series that has Sub-Advisors are effectively hiring the Advisor to manage the Series’ assets by overseeing, monitoring and evaluating the Sub-Advisors rather than by the Advisor hiring its own employees to oversee the Series.  Applicants believe that permitting the Advisor to perform the duties for which the shareholders of the Series are paying the Advisor – the selection, supervision and evaluation of the Sub-Advisors – without incurring unnecessary delays or expenses is appropriate in the interest of the Series’ shareholders and will allow such Series to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Series will be able to replace Sub-Advisors more quickly and at less cost, when the Board, including a majority of the Independent Board Members, and the Advisor believe that a change would benefit a Series and its shareholders.  Without the requested relief, a Series may, for example, be left in the hands of a Sub-Advisor that may be unable to manage a Series’ assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisor.  Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in

Sequentially Numbered Pages

control of the Sub-Advisor, the shareholders of the affected Series would be required to approve retaining the existing Sub-Advisor.
If the relief requested is granted, the Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act.  Moreover, the relevant Board will consider the Investment Management Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Advisor to each Sub-Advisor.
4.	Shareholder Notification
With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Series will include all information required by Form N-1A concerning the Sub-Advisors of a Series.  If new Sub-Advisors are retained or Sub-Advisory Agreements are materially amended, the Series’ prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended.
If new Sub-Advisors are hired, the Series would furnish to shareholders all information that would have been provided in a proxy statement (the “Information Statement”), modified to permit Aggregate Fee Disclosure within 90 days after entering into new Sub-Advisory Agreements.  A Series will send shareholders the Notice of Internet Availability of Proxy Materials as described in Rule 14a-16 of the Exchange Act (the “Notice”), or will comply with the full set delivery option set forth in Rule 14a-16(n) of the Exchange Act, within 90 days after the hiring of Sub-Advisors.  A Series will maintain all materials required under Rule 14a-16(b) on a web-site for 90 days after the

Sequentially Numbered Pages

Notice and/or full set are first sent to shareholders.  Except for the Aggregate Fee Disclosure, the Information Statement will satisfy the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A of the Exchange Act.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisors provides no more meaningful information to shareholders than the proposed Information Statement.  Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.
Prior to any Series relying on the requested relief in this Application, the Board, including its Independent Board Members, will have approved its operations as described herein.  Additionally, the shareholders of the applicable Series have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act.  Over the years, many of the Series have sought and obtained shareholder approval of a sub-adviser approval policy or have obtained the approval of a sub-adviser approval policy by the sole shareholder prior to the Series offering its shares.18  These Series have included disclosure in the applicable Statement of Additional Information that (i) the Board and shareholders have adopted such a sub-adviser approval policy; (ii) the sub-adviser approval policy permits the Advisor, subject to the approval of the Board, including a majority of the Independent Board Members, to terminate existing Sub-Advisors and hire Sub-Advisors and materially amend existing Sub-Advisory Agreements without obtaining shareholder
____________
18 If a Series has obtained shareholder approval to operate partially in the manner described in this Application (e.g., with respect to Affiliated Sub-Advisors only), the Series may rely on the applicable part of the order requested in this Application (e.g., hiring Affiliated Sub-Advisors and amending Affiliated Sub-Advisory Agreements).

Sequentially Numbered Pages

approval; and (iii) certain conditions would be imposed in the future within an exemptive order granted by the Commission or rules adopted by the Commission.  Prior to such Series relying on the requested relief sought in this Application, the Series will include the relevant disclosure currently in its Statement of Additional Information in its statutory prospectus.  In the case of any new Series that has not yet offered its shares, and whose shareholders purchase shares on the basis of a statutory prospectus containing disclosures to the effect that the relief is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.19
b.	Fee Disclosure
i.	Regulatory Background
Form N-1A is the registration statement used by open-end investment companies.  Item 14(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”
Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act.  Item 22 of Schedule 14A sets forth the information that must be included in a registered
____________
19  Before a Master Fund may rely on the relief requested in this Application, the operation of the Master Fund in the manner described herein has been or will be approved by a majority of the outstanding voting securities of the Master Fund, within the meaning of the 1940 Act, pursuant to the voting instructions provided by the shareholders of the Feeder Fund in accordance with Section 12(d)(1)(E)(iii)(aa) of the 1940 Act or, in the case of a new Master Fund whose shareholders purchase shares on the basis of a statutory prospectus containing the relevant disclosure, by the initial shareholder.  See CCM Advisors Funds, et al., Investment Company Act Release Nos. 25208 (October 11, 2001) (Notice) and 25251 (November 1, 2001) (Order).

Sequentially Numbered Pages

investment company proxy statement.  Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.”  Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year.  Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.”  Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i).  Together, these provisions may require a Series to disclose the fees paid to Sub-Advisors in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.
Registered investment companies are required to file a semi-annual report with the Commission on Form N-SAR in accordance with Rules 30a-1 and 30b-1 under the 1940 Act.  Item 48 of Form N-SAR requires registered investment companies to disclose the rate schedule for fees paid to the investment advisers of the investment company.  This requirement may require a Series to disclose the fees that are paid to Sub-Advisors.

Sequentially Numbered Pages

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission.  Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.  These provisions could require a Series’ financial statements to disclose information concerning fees paid to Sub-Advisors, the nature of the Sub-Advisor’s affiliations, if any, with the Advisor, and the names of any Sub-Advisors accounting for 5% or more of the aggregate fees paid to the Advisor.
ii.	Requested Relief
Applicants seek relief to permit each Series to disclose (as a dollar amount and a percentage of a Series’ net assets) (a) the aggregate fees paid to the Advisor and any Affiliated Sub-Advisor(s); and (b) the aggregate fees paid to all Non-Affiliated Sub-Advisors (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees required by Item 14(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, Item 48 of Form N-SAR, and Section 6-07(2)(a), (b) and (c) of Regulation S-X.  The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Series’ net assets.  Applicants believe that the relief sought in this Application should be granted because the Advisor intends to operate certain Series under a multi-manager structure and no Series would be responsible for the payment of advisory fees to the Sub-Advisors.  As a result, disclosure of the individual fees that the Advisor pays to the Sub-Advisors would not serve any meaningful purpose.

Sequentially Numbered Pages

As noted above, the Advisor may operate certain Series in a manner different from a traditional investment company.  By investing in a Series, shareholders are hiring the Advisor to manage the Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisors rather than by hiring its own employees to manage the assets directly.  The Advisor, under the supervision of the Board, is responsible for overseeing the Sub-Advisors and recommending their hiring and replacement.  In return, the Advisor receives an advisory fee from each Series.  Pursuant to the Investment Management Agreement, the Advisor will compensate the Sub-Advisors directly.  Disclosure of the individual fees that the Advisor would pay to the Sub-Advisors does not serve any meaningful purpose since investors pay the Advisor to oversee, monitor, evaluate and compensate the Sub-Advisors.  Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisors are to inform shareholders of expenses to be charged by a particular Series and to enable shareholders to compare the fees to other comparable investment companies.  Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Advisor will be fully disclosed and therefore, shareholders will know what the Series’ fees and expenses are and will be able to compare the advisory fees a Series is charged to those of other investment companies.
c.	Precedent
Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisors have been granted previously by the Commission.  See, e.g., Embarcadero Funds, Inc., et al., Investment Company Release Nos. 28769 (June 22, 2009) (notice) and 28820 (July 20,

Sequentially Numbered Pages

2009) (order) (“Embarcadero”); Trust for Professional Managers and Ascentia Capital Partners, LLC, Investment Company Act Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order) (“Trust for Professional Managers II”); Aberdeen Asset Management Inc. and Aberdeen Funds, Investment Company Act Release Nos. 28364 (August 25, 2008) (notice) and 28385 (September 22, 2008) (order) (“Aberdeen”); Unified Series Trust and Envestnet Asset Management, Inc., Investment Company Act Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007) (order) (“Unified”); JNF Advisors, Inc. and Northern Lights Variable Trust, Investment Company Act Release Nos. 28010 (October 2, 2007) (notice) and 28038 (October 29, 2007) (order) (“Northern Lights”); Trust for Professional Managers. et. al., Investment Company Act Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order) (“Trust for Professional Managers I”); First Investors Equity Funds, et al., Investment Company Act Release Nos. 27826 (May 23, 2007) (notice) and 27868 (June 20, 2007) (order); Delaware Management Business Trust, Investment Company Act Release Nos. 27512 (October 10, 2006) (notice) and 27547 (November 7, 2006) (order); Forum Funds, et al., Investment Company Act Release Nos. 27304 (April 26, 2006) (notice) and 27327 (May 23, 2006) (order) (“Forum”); MGI Funds, Investment Company Act Release Nos. 27173 (December 1, 2005) (notice) and 27200 (December 28, 2005) (order); Fifth Third Funds, Investment Company Act Release Nos. 27054 (Sept. 8, 2005) (notice) and 27106 (Sept. 30, 2005) (order); Pacific Capital Funds, The Asset Management Group of Bank of Hawaii, Investment Company Act Release Nos. 26653 (Nov. 9, 2004) (notice) and 26689 (Dec. 7, 2004) (order); Atlas Assets, Inc. and Atlas Advisers, Inc., Investment Company Act Release Nos. 26599 (Sept.

Sequentially Numbered Pages

16, 2004) (notice) and 26631 (Oct. 13, 2004) (order) (“Atlas”); Burnham Investment Trust and Burnham Asset Management Corp., Investment Company Act Release Nos. 26371 (Feb. 27, 2004) (notice) and 26396 (Mar. 24, 2004) (order); John Hancock Variable Series Trust I and John Hancock Life Insurance Company, Investment Company Act Release Nos. 26091 (June 30, 2003) (notice) and 26140 (July 28, 2003) (order); SAFECO Common Stock Trust and SAFECO Asset Management Co., Investment Company Act Release Nos. 25968 (Mar. 21, 2003) (notice) and 26007 (Apr. 16, 2003) (order); JNL Series Trust and Jackson National Asset Management, LLC, Investment Company Act Release Nos. 25956 (Mar. 12, 2003) (notice) and 25997 (Apr. 8, 2003) (order) (“JNL Series”); Oppenheimer Select Managers and Oppenheimer Funds, Inc., Investment Company Act Release Nos. 25928 (Feb. 6, 2003) (notice) and 25952 (Mar. 4, 2003) (order) (“Oppenheimer”); LB Series Fund, Inc., Investment Company Act Release Nos. 25912 (Jan. 24, 2003) (notice) and 25936 (Feb. 19, 2003) (order); AB Funds Trust and SBC Financial Services, Inc., Investment Company Act Release Nos. 25805 (Nov. 19, 2002) (notice) and 25848 (Dec. 17, 2002) (order) (“AB Funds Trust”); Federated Index Trust and Federated Investment Management Company, Investment Company Act Release Nos. 25794 (Nov. 6, 2002) (notice) and 25841 (Dec. 3, 2002) (order); and MLIG Variable Insurance Trust and Roszel Advisors, LLC, Investment Company Act Release Nos. 25785 (Oct. 24, 2002) (notice) and 25806 (Nov. 19, 2002) (order).
The relief sought herein with respect to Affiliated Sub-Advisors is similar to relief previously granted by the Commission.  See, e.g., PIMCO Funds: Multi-Manager Series, et al., Investment Company Act Release Nos. 24558 (July 17, 2000) (Notice) and 24597 (August 14, 2000) (Order) (“PIMCO Funds”).  For the reasons set forth above, the

Sequentially Numbered Pages

Applicants believe that the relief sought with respect to Eligible Affiliated Sub-Advisor Changes would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and rules thereunder.  In particular, the ultimate control of, and responsibility for, an Affiliated Sub-Advisor responsible for providing portfolio management services to a Series would be the same as if the Advisor provided the services directly.  Further, Applicants believe that the Advisor would not be able to act to the detriment of the shareholders of the Series because of the conditions set forth in this Application.
Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in Embarcadero, Trust for Professional Managers II, Aberdeen, Unified, Northern Lights, Trust for Professional Managers I, Forum, Atlas, JNL Series, Oppenheimer, AB Funds Trust and PIMCO Funds.
VII.	CONDITIONS
Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:
1.
Before a Series may rely on the order requested in the Application, the operation of the Series in the manner described in this Application (other than with respect to Aggregate Fee Disclosure), including the hiring of Sub-Advisors, will be, or has been, approved by a majority of the Series’ outstanding voting securities as defined in the 1940 Act, or, in the case of a new Series whose public shareholders purchase shares on the basis of a statutory prospectus containing the disclosure contemplated by condition 4

Sequentially Numbered Pages

below, by the sole initial shareholder before offering the Series’ shares to the public.  In the case of a Series that has already obtained shareholder approval, the Series will include such disclosure in the statutory prospectus prior to such Series relying on the requested order.20
2.
The Advisor will provide general management services to a Series, including overall supervisory responsibility for the general management and investment of the Series’ assets.  Subject to review and approval of the Board, the Advisor will (a) set a Series’ overall investment strategies, (b) evaluate, select, and recommend Sub-Advisors to manage all or a portion of a Series’ assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisors comply with a Series’ investment objective, policies and restrictions.  Subject to review by the Board, the Advisor will (a) when appropriate, allocate and reallocate a Series’ assets among multiple Sub-Advisors; and (b) monitor and evaluate the performance of Sub-Advisors.

3.
The Advisor will supervise each Sub-Advisor in its performance of its duties for a Series with a view to preventing violations of the federal securities laws.  An Investment Management Agreement will provide that the Advisor will so oversee or supervise each Sub-Advisor.  A Sub-Advisory Agreement, including any agreement between the Series and a Sub-Advisor to which the Advisor may not be party, will provide that it is terminable by the Advisor on not more than 60 days’ notice, without penalty at any time (in addition to

____________
20 If a Series has obtained shareholder approval to operate partially in the manner described in this Application (e.g., with respect to Affiliated Sub-Advisors only), the Series may rely on the applicable part of the order requested in this Application (e.g., hiring Affiliated Sub-Advisors and amending Affiliated Sub-Advisory Agreements).

Sequentially Numbered Pages

remaining terminable by the Board and by a majority of the outstanding voting securities of the Series, as set out in Section 15(a)(3) of the 1940 Act).
4.
The statutory prospectus for a Series will (a) disclose prominently that the Advisor has ultimate responsibility (subject to the oversight of the Board) to recommend the hiring and replacement of Sub-Advisors, and that Sub-Advisors may be hired and replaced without shareholder approval, (b) disclose and discuss the existence, substance and effect of any order granted pursuant to the Application, (c) disclose that the Advisor has the discretion to terminate any Sub-Advisors and allocate and reallocate the Series’ assets for management among any Sub-Advisors and itself. A Series will hold itself out to the public as employing the management structure described in this Application.

5.
Within 90 days after entering into Sub-Advisor Agreements, a Series will provide its shareholders with all the information about the Sub-Advisors that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in disclosure caused by the engagement of the new Sub-Advisors.  To meet this obligation, a Series will provide shareholders within 90 days after the hiring of new Sub-Advisors with an Information Statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act, except as modified by the order to permit Aggregate Fee Disclosure.  A Series will send shareholders the Notice required under Rule 14a-16 of the Exchange Act, or will comply with

Sequentially Numbered Pages

the full set delivery option set forth in Rule 14a-16(n) of the Exchange Act, within 90 days after the hiring of the Sub-Advisors.  A Series will maintain all materials required under Rule 14a-16(b) on a web-site for 90 days after the Notice and/or full set are first sent to shareholders.
6.
At all times, at least a majority of the Board will be Independent Board Members, and the nomination and selection of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.
Independent Legal Counsel, as defined in Rule 0-1(a)(6) of the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

8.
Whenever an Eligible Affiliated Sub-Advisor Change is proposed for a Series, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Series and its shareholders and does not involve a conflict of interest from which the Advisor or Affiliated Sub-Advisor derives an inappropriate advantage.

9.
Whenever an Eligible Sub-Advisor Change is proposed for a Series, if any Board Member has a financial interest in the Eligible Sub-Advisor Change, the Eligible Sub-Advisor Change will be approved by a majority of the Board who do not have a financial interest in the Eligible Sub-Advisor Change.  In the case of ownership of securities, a Board Member has a financial interest if

Sequentially Numbered Pages

he or she has an ownership interest of 1% or more of the outstanding securities of any class of equity or debt of the Sub-Advisor or an entity that controls, is controlled by, or is under common control with the Sub-Advisor.
10.	A Series will disclose the Aggregate Fee Disclosure in its registration statement.
11.
If any new or amendment to the Sub-Advisory Agreements would result in an increase in the rate of overall management and advisory fees payable by a Series, that agreement or amendment will be approved by a vote of the outstanding voting securities of that Series.

12.	The name of a Series will not identify the Sub-Advisors.
13.
In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

VIII.	PROCEDURAL MATTERS
All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application.  The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

Sequentially Numbered Pages

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 345 Park Avenue, New York, New York 10154 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the second page of this Application.
Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
IX.	CONCLUSION
For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application.  Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.
[Signature Page Follows]

Sequentially Numbered Pages

CASH ACCOUNT TRUST
CASH MANAGEMENT PORTFOLIO
CASH RESERVE FUND, INC.
DWS ADVISOR FUNDS
DWS BALANCED FUND
DWS BLUE CHIP FUND
DWS COMMUNICATIONS FUND, INC.
DWS EQUITY TRUST
DWS EQUITY 500 INDEX PORTFOLIO
DWS GLOBAL/INTERNATIONAL FUND, INC.
DWS HIGH INCOME SERIES
DWS INCOME TRUST
DWS INSTITUTIONAL FUNDS
DWS INTERNATIONAL FUND, INC.
DWS INVESTMENT TRUST
DWS INVESTMENTS VIT FUNDS
DWS MONEY FUNDS
DWS MONEY MARKET TRUST
DWS MUNICIPAL TRUST
DWS MUTUAL FUNDS, INC.
DWS PORTFOLIO TRUST
DWS SECURITIES TRUST
DWS STATE TAX-FREE INCOME SERIES
DWS STATE TAX FREE TRUST
DWS STRATEGIC GOVERNMENT SECURITIES FUND
DWS STRATEGIC INCOME FUND
DWS TARGET DATE SERIES
DWS TARGET FUND
DWS TAX FREE TRUST
DWS TECHNOLOGY FUND
DWS VALUE EQUITY TRUST
DWS VALUE SERIES, INC.
DWS VARIABLE SERIES I
DWS VARIABLE SERIES II
INVESTORS CASH TRUST
TAX-EXEMPT CALIFORNIA MONEY MARKET FUND

By: /s/ John Millette
Name: John Millette
Title: Secretary

Sequentially Numbered Pages

DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.

By: /s/ Alban Miranda
Name:  Alban Miranda
Title:  Chief Operating Officer and Managing Director

Sequentially Numbered Pages

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-2	Certifications
Exhibits B-1 through B-2	Verifications

Sequentially Numbered Pages

Exhibit A-1

CERTIFICATION

The undersigned hereby certifies that he is the duly elected Secretary of Cash Account Trust, Cash Management Portfolio, Cash Reserve Fund, Inc., DWS Advisor Funds, DWS Balanced Fund, DWS Blue Chip Fund, DWS Communications Fund, Inc., DWS Equity Trust, DWS Equity 500 Index Portfolio, DWS Global/International Fund, Inc., DWS High Income Series, DWS Income Trust, DWS Institutional Funds, DWS International Fund, Inc., DWS Investment Trust, DWS Investments VIT Funds, DWS Money Funds, DWS Money Market Trust, DWS Municipal Trust, DWS Mutual Funds, Inc., DWS Portfolio Trust, DWS Securities Trust, DWS State Tax-Free Income Series, DWS State Tax Free Trust, DWS Strategic Government Securities Fund, DWS Strategic Income Fund, DWS Target Date Series, DWS Target Fund, DWS Tax Free Trust, DWS Technology Fund, DWS Value Equity Trust, DWS Value Series, Inc., DWS Variable Series I, DWS Variable Series II, Investors Cash Trust and Tax-Exempt California Money Market Fund (each a “Fund”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Fund have been taken and the person signing and filing the Application on behalf of the Fund is fully authorized to do so; and that the Trustees of the Fund adopted the following vote at a meeting duly called and held on November 19, 2009 in accordance with the By-laws of the Fund:

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to file on behalf of the Fund an amended application with the Securities and Exchange Commission for exemptive relief from the requirements of the Investment Company Act of 1940, as amended, in order to permit Deutsche Investment Management Americas Inc. to hire sub-advisers and amend sub-advisory contracts between the Fund and sub-advisors without shareholder approval, in the form submitted to this meeting, with such changes and additions as any officer of each respective Fund, on the advice of Fund counsel, may approve.

Dated:  November 24, 2009

/s/ John Millette Name: John Millette Title: Secretary

Sequentially Numbered Pages

Exhibit A-2

CERTIFICATION

The undersigned hereby certifies that he is the duly elected Chief Operating Officer of Deutsche Investment Management Americas Inc. (“DIMA”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of DIMA have been taken and the person signing and filing the Application on behalf of DIMA is fully authorized to do so; and that the Directors of DIMA adopted the following vote by written consent on November 16, 2009 in accordance with the By-laws of DIMA:

WHEREAS, DIMA and certain mutual funds managed by DIMA (the “DWS Funds”) filed an application seeking an Exemptive Order from the Commission to permit DIMA, subject to the approval of the board of trustees/directors of the DWS Funds, to enter into and materially amend sub-advisory agreements with certain sub-advisors without shareholder approval;

WHEREAS, DIMA proposes to file an amendment to the application;

RESOLVED, that the appropriate officers of DIMA be, and they hereby are, authorized to file on behalf of DIMA an amended application with the Commission for exemptive relief from the requirements of the Act in order to permit DIMA to hire sub-advisers and amend sub-advisory contracts with sub-advisors without shareholder approval.

Dated:  November 24, 2009

/s/ Alban Miranda Name: Alban Miranda Title: Chief Operating Officer and Managing Director

Sequentially Numbered Pages

Exhibit B-1

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application, dated November 24, 2009, for and on behalf of Cash Account Trust, Cash Management Portfolio, Cash Reserve Fund, Inc., DWS Advisor Funds, DWS Balanced Fund, DWS Blue Chip Fund, DWS Communications Fund, Inc., DWS Equity Trust, DWS Equity 500 Index Portfolio, DWS Global/International Fund, Inc., DWS High Income Series, DWS Income Trust, DWS Institutional Funds, DWS International Fund, Inc., DWS Investment Trust, DWS Investments VIT Funds, DWS Money Funds, DWS Money Market Trust, DWS Municipal Trust, DWS Mutual Funds, Inc., DWS Portfolio Trust, DWS Securities Trust, DWS State Tax-Free Income Series, DWS State Tax Free Trust, DWS Strategic Government Securities Fund, DWS Strategic Income Fund, DWS Target Date Series, DWS Target Fund, DWS Tax Free Trust, DWS Technology Fund, DWS Value Equity Trust, DWS Value Series, Inc., DWS Variable Series I, DWS Variable Series II, Investors Cash Trust and Tax-Exempt California Money Market Fund (each a “Fund”); that he is the Secretary of the Fund; and that all action by shareholders and Trustees necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

Dated:  November 24, 2009

/s/ John Millette Name: John Millette Title: Secretary

Sequentially Numbered Pages

Exhibit B-2

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application, dated November 24, 2009, for and on behalf of Deutsche Investment Management Americas Inc. (the “Company”); that he is a Managing Director of the Company; and that all action by shareholders and Directors necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

Dated:  November 24, 2009

/s/ Alban Miranda Name: Alban Miranda Title: Chief Operating Officer and Managing Director

Sequentially Numbered Pages